

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to

Commission file number 1-5097

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2012 AND 2011

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2012 AND 2011

Contents

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colemun & Williams, Ltd.

Milwaukee, Wisconsin
June 14, 2013

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2012	**2011**
Assets		
Investments		
Investment in Master Trust	$ 189,590,116	$ 172,483,806
Receivables		
Employer contributions	99,108	82,715
Participant contributions	240,296	199,343
Notes receivable from participants	5,402,554	5,057,224
	5,741,958	5,339,282
Net assets available for benefits	$ 195,332,074	$ 177,823,088

See the notes to the financial statements

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2012
Additions		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$	12,543,518
Other investment income		2,529,872
Interest on notes receivable from participants		171,295
		15,244,685
Contributions:		
Participants		16,684,780
Employer		5,557,505
		22,242,285
Total additions		37,486,970
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		16,834,794
Administrative expenses		383,245
Total deductions		17,218,039
Transfers to other plans, net		(2,759,945)
Net increase		17,508,986
Net assets available for benefits, beginning of year		177,823,088
Net assets available for benefits, end of year	$	195,332,074

See the notes to the financial statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan, formerly Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Global Workforce Solutions (formerly Integrated Facilities Management), a division of Johnson Controls, Inc. (the "Company"). The Plan provides retirement savings benefits to participants within three benefit schedules based on their respective eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate either pre-tax or after-tax contributions not to exceed twenty-five percent (25%) of their gross annual compensation combined. The maximum after-tax contribution limit is seven percent (7%) of their eligible annual compensation. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2012 and 2011, plan assets of $48,680,785 and $46,232,435, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 9.50%. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

There is no impact on the Johnson Controls, Inc. Savings and Investment Master Trust (the "Master Trust") (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification (ASC) No. 946, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the statements of financial position as of December 31, 2012 and 2011 for the Master Trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Master Trust, which is trusteed by Fidelity. All investments of the Master Trust, except the Fixed Income Fund, are stated at market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 2.14% and 2.21% for the years ended December 31, 2012 and 2011, respectively. The average yields based on the interest rate credited to participants were 1.89% and 2.26%% for the years ended December 31, 2012 and 2011, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statements of financial position as of December 31, 2012 and 2011 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2012 for the Master Trust are presented in Note 9.

The Plan had approximately a six percent (6%) interest in the assets held in the Master Trust at December 31, 2012 and 2011.

At December 31, 2012 and 2011, participant forfeitures of non-vested employer contributions of $187,361 and $420,642, respectively, related to the Plan, were in the Master Trust.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 14, 2013, the date which the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2012	2011
Investments at fair value as determined by quoted market price (direct):		
BlackRock S&P 500 Index Fund, 294,932 and 267,997 shares, respectively	$ 14,979,606	$ 11,732,887
Vanguard Primecap Fund, 140,465 and 143,894 shares, respectively	10,123,315	9,214,976
BlackRock Lifepath 2015 Fund, 859,922 and 846,503 shares, respectively	10,172,874	9,133,770
BlackRock Lifepath 2020 Fund, 1,055,939 and 1,087,511 shares, respectively	12,248,894	11,364,494
BlackRock Lifepath 2025 Fund, 1,020,327 and 972,607 shares, respectively	11,621,530	9,881,687
Investments at fair value as determined by quoted market price (indirect):		
Johnson Controls Common Stock Fund, 4,211,039 and 4,785,670 shares, respectively	38,236,233	44,171,736
Investments at contract value:		
Fixed Income Fund, 21,923,236 and 21,094,757 units, respectively	21,923,236	21,094,757

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price (direct):	
Mutual Funds	$ 12,600,936
Investments at fair value as determined by quoted market price (indirect):	
Common Stock Fund	(942,529)
Other Separate Accounts	885,111
	(57,418)
Net increase in fair value	$ 12,543,518

NOTE 4 - FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 123,392,482	$ —	$ —	$ 123,392,482
Common Stock Fund	38,236,233	—	—	38,236,233
Other Separate Accounts	6,038,165	—	—	6,038,165
Fixed Income Fund	21,923,236	—	—	21,923,236
Total assets at fair value	$ 189,590,116	$ —	$ —	$ 189,590,116

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 102,442,748	$ —	$ —	$ 102,442,748
Common Stock Fund	44,171,736	—	—	44,171,736
Other Separate Accounts	4,774,565	—	—	4,774,565
Fixed Income Fund	21,094,757	—	—	21,094,757
Total assets at fair value	$ 172,483,806	$ —	$ —	$ 172,483,806

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their NAV after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Johnson Controls Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2012 and 2011, the Plan held 4,211,039 units and 4,785,670 units, respectively, of the Johnson Controls Common Stock Fund at unit values of $9.08 and $9.23, respectively.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Refer to Note 2 for further information regarding the Fixed Income Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of receivables approximate their carrying values.

NOTE 5 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 9 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The statements of financial position as of December 31, 2012 and 2011 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2012 for the Master Trust are presented below.

JOHNSON CONTROLS, INC.
SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2012	2011
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 1,855,006,834	$ 1,467,494,405
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	751,919,479	875,792,299
Other Separate Accounts	118,416,812	100,637,285
	870,336,291	976,429,584
Investments at contract value:		
Fixed Income Fund:		
At fair value	466,855,654	466,662,370
Adjustment from fair value to contract value	(15,812,738)	(17,665,720)
At contract value	451,042,916	448,996,650
Notes receivable from participants	71,041,800	71,024,480
Net assets available for benefits	$ 3,247,427,841	$ 2,963,945,119

JOHNSON CONTROLS, INC.
SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2012
Additions	
Additions to net assets attributed to:	
Investment gain (loss):	
Mutual Funds	$ 198,766,482
Common Stock Fund	(20,443,818)
Other Separate Accounts	19,091,094
	197,413,758
Contributions:	
Participant	166,852,054
Employer	113,308,879
	280,160,933
Other investment income	50,186,081
Interest on notes receivable from participants	2,388,225
Total additions	530,148,997
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	256,204,066
Administrative fees	4,360,049
Total deductions	260,564,115
Net increase prior to transfers from other plans	269,584,882
Transfers from other plans, net	13,897,840
Net increase	283,482,722
Net assets available for benefits:	
Beginning of year	2,963,945,119
End of year	$ 3,247,427,841

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES

SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN #025, EIN: 39-0380010

DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Retirement Government Money Market Portfolio	**	$ 6,724,893
*	Fidelity	Low-Priced Stock Fund	**	3,586,597
*	Fidelity	Fixed Income Fund	**	21,923,236
	Metropolitan West	High Yield Bond Fund	**	511,549
	BlackRock	Midcap Equity Index	**	3,334,516
	BlackRock	S&P 500 Index	**	14,979,606
	BlackRock	EAFE Equity Index	**	5,142,537
	BlackRock	U.S. Debt Index	**	8,294,813
	BlackRock	Lifepath Retirement	**	3,208,535
	BlackRock	Lifepath 2015	**	10,172,874
	BlackRock	Lifepath 2020	**	12,248,894
	BlackRock	Lifepath 2025	**	11,621,530
	BlackRock	Lifepath 2030	**	8,309,728
	BlackRock	Lifepath 2035	**	4,772,578
	BlackRock	Lifepath 2040	**	2,254,616
	BlackRock	Lifepath 2045	**	1,698,930
	BlackRock	Lifepath 2050	**	807,604
	BlackRock	Lifepath 2055	**	475,160
	Vanguard	Windsor II Fund	**	960,245
	Templeton	Global Bond Adv	**	854,287
	Vanguard	Primecap Adm Fund	**	10,123,315
	JP Morgan	Mid Cap Value Fund	**	6,248,432
	Invesco	Small Cap Growth	**	1,855,891
	Dodge & Cox	International Stock	**	2,312,350
	State Street Global Advisors	Real Estate	**	120,282
	Thornburg	Small Cap Value Fund	**	1,469,485
	Thornburg	Mid-Cap Growth Fund	**	4,568,680
	Thornburg	International Growth	**	2,772,720
*	Johnson Controls	Common Stock Fund	**	38,236,233
	Total investments			189,590,116
*	Participant Loans	3.25% - 9.50%	—	5,402,554
	Total investments and participant loans			$ 194,992,670

* Represents a party-in-interest

** Cost basis omitted for participant directed investments

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES

By: 
R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 14, 2013

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees:

We consent to incorporation by reference in the Registration Statement No. 333-173326 on Form S-8 of Johnson Controls, Inc. of our report dated June 14, 2013, relating to the statements of net assets available for benefits of Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 14, 2013